Filed Pursuant to Rule 425 under the Securities Act of 1933

Filer: CommerceSouth, Inc.

Exchange Act File No.: 000-29422

Subject Company: BancTrust Financial Group, Inc.

This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Investors are urged to read the various filings of BancTrust Financial Group, Inc. and CommerceSouth, Inc. with the Securities and Exchange Commission, including the Registration Statement that is required to be filed with respect to the transaction described below prior to the vote of the shareholders of BancTrust and CommerceSouth with respect to the merger of CommerceSouth with BancTrust and the joint proxy statement/prospectus which will be contained in the Registration Statement.

On May 28, 2003, BancTrust Financial Group, Inc. and CommerceSouth, Inc. issued a joint press release announcing an agreement in principle regarding the proposed acquisition of CommerceSouth by BancTrust. A copy of that press release is filed as Appendix A to this report and is incorporated herein by reference. A copy of a transmittal letter to CommerceSouth’s shareholders regarding the press release is filed as Appendix B to this report and is incorporated herein by reference.

APPENDIX A

JOINT PRESS RELEASE

BANCTRUST FINANCIAL GROUP, INC.

AND COMMERCESOUTH, INC.

ANNOUNCE PLANS TO MERGE

Mobile, Alabama, and Eufaula, Alabama, May 28, 2003—W. Bibb Lamar, Jr., President and Chief Executive Officer of BancTrust Financial Group, Inc., and Greg B. Faison, President and Chief Executive Officer of CommerceSouth, Inc., the parent corporation of CommerceSouth Banks of Florida and of Alabama, announced today an agreement in principle whereby both CommerceSouth Banks will become wholly owned subsidiaries of BancTrust through the merger of their parent corporation with and into BancTrust. CommerceSouth has banking offices located in Eufaula, Montgomery and Prattville in Alabama and banking offices located in Destin, Santa Rosa Beach, Grayton Beach, Panama City Beach, Freeport and Lynn Haven, Florida.

BancTrust will pay CommerceSouth shareholders a mix of cash and stock worth approximately $25.50 for each share of CommerceSouth stock. The cash to be paid is set at $12.75 per share. The number of BankTrust shares to be issued depends on the market value of BancTrust’s stock at the time of the merger. Currently, this transaction is valued at approximately $75 million. Both BancTrust Financial Group, Inc. and CommerceSouth, Inc. common stock are traded on the NASDAQ Small Cap Stock Market® under the respective symbols BTFG and COSO.

Lamar stated, “We entered Northwest Florida in 2002, and we believe our company will benefit greatly from our increased presence there. CommerceSouth has an outstanding Florida franchise and has been very successful in developing the panhandle and the eastern part of Alabama. We are truly excited about the prospects for the combined company.” Faison commented that he felt this would be a very strategic alliance. He further commented, “The combination of the two companies will provide us with much greater diversification and growth opportunities in both Alabama and Florida. The credit cultures are virtually the same for both our organizations. We are both committed to safe, sound, aggressive growth.”

At the conclusion of this transaction, BancTrust is expected to be Alabama’s eighth largest publicly traded bank holding company with 36 locations in Alabama and Florida. Total assets in the panhandle and in adjacent Baldwin and Mobile counties will be approximately $450 million or roughly 45 percent of the company. New branches are scheduled to open later this year in Saraland (Mobile County) and in Niceville and Crestview, Florida. BancTrust is also the parent company for South Alabama Trust Company, a full service trust operation with trust assets of approximately $460 million.

Consummation of this transaction is subject to the negotiation and execution of a definitive agreement, certain regulatory approvals and approval of the shareholders of BancTrust and CommerceSouth.

Additional information will be released in the future.

(Over)

Combined
Locations
I-59
I-85
I-65
I-10
Demopolis (2)
Prattville
Linden
Montgomery (2)
Sweetwater
Thomasville
ALABAMA
Eufaula (2)
Monroeville (2)
Bretwon (3)
Saraland *
Mobile
(6)
Crestview*
Niceville*
Daphne
Foley
Freeport
FLORIDA
Grayton
Beach
Destin
Santa Rosa Beach
Gulf Shores
Lynn Haven
Panama City Beach
Wewahitchka
Port St Joe (2)

* Indicates locations opening in 2003

This press release contains “forward-looking” statements which state or express an opinion as to what may happen in the future. Any such statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results and occurrences may vary materially from the expectations contained herein. Factors that could cause actual results to differ materially from those described herein include regulatory changes, changes in the general economic environment, changes in interest rates, changes in the securities markets, changes in the demand for our products and services, increased competition, possible inability to agree on the terms of a definitive agreement, the discretion and authority of applicable regulatory bodies over the proposed transaction and numerous other factors set forth in the reports filed by BancTrust and CommerceSouth with the Securities and Exchange Commission. Neither BancTrust nor CommerceSouth is under any obligation (and each expressly disclaims any obligation) to update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Additional Information and Where to Find It

In connection with the proposed transaction, BancTrust and CommerceSouth intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that contains a joint proxy statement and prospectus. Investors and security holders are advised to read the registration statement, including the joint proxy statement and prospectus, when it becomes available, because it will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement and prospectus (when available) and other documents filed by BancTrust and by CommerceSouth with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by BancTrust and CommerceSouth with the Securities and Exchange Commission may also be obtained from their respective points of contact set forth below.

BancTrust and CommerceSouth, and their respective directors and officers, may be deemed to be participants in the solicitation of proxies from the shareholders of BancTrust and of CommerceSouth in connection with the proposed merger. Information about the directors and officers of BancTrust and their ownership of BancTrust Stock is set forth in the proxy statement for BancTrust’s 2003 Annual Meeting of Shareholders. Information about the directors and officers of CommerceSouth and their ownership of CommerceSouth Stock is set forth in the proxy statement for CommerceSouth’s 2003 Annual Meeting of Shareholders. Investors and shareholders may obtain additional information about the interests of such participants by reading the joint proxy statement and prospectus when it becomes available.

Company Contact:	Company Contact:
BancTrust Financial Group, Inc.	CommerceSouth, Inc.
F. Michael Johnson	Greg B. Faison
Chief Financial Officer	Chief Executive Officer/President
251-431-7813	334-687-3581

Appendix B

May 29, 2003

Dear CommerceSouth Shareholders:

Enclosed is a copy of a press release concerning a proposed merger between CommerceSouth, Inc. and BancTrust Financial Group, Inc. out of Mobile, Alabama. The Board of CommerceSouth, Inc. authorized management to sign a Letter of Intent on May 28th and after sufficient Due Diligence is done on both sides, a Definitive Agreement should be signed later this summer. Under the terms of the proposed merger shareholders of CommerceSouth, Inc. will receive $25.50 for each share of stock owned, 50% in cash and 50% in BTFG stock.

This proposed merger, of course, is subject to approval by shareholders of both organizations. A called Shareholder meeting of CommerceSouth will be announced later this year to vote on the proposed merger. This letter is not an offer of any securities or the solicitation of any vote. Should you have any questions please feel free to call me at 334-687-3581 ext 119.

Yours truly,

/s/ Greg Faison

Greg Faison

President & Chief Executive Officer

GF:pm

Enclosure